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                                                                    Exhibit 18.1

March 30, 2001

Bell & Howell Company
300 North Zeeb Road
Ann Arbor,  MI  48103-1553


Ladies and Gentlemen:

We have audited the consolidated balance sheets of Bell & Howell Company and subsidiaries (the "Company") as of the end of fiscal years 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for fiscal years 2000, 1999, and 1998, and have reported thereon under date of February 20, 2001. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the fiscal year ended 2000. As stated in Note 1 to those consolidated financial statements, the Company changed its method of accounting for inventory costs from the last-in, first out (LIFO) method to the first-in, first-out (FIFO) method at the Company's Publishing Services business and states that the newly adopted accounting principle is preferable in this circurumstance because the FIFO method of valuing inventories more closely matches current costs and revenues in periods when prices of goods and services are decreasing significantly. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Bell & Howell Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP